SRAX, INC.

August 7, 2020

Cara Wirth

Staff Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	SRAX, Inc.
Registration Statement on Form S-3
Filed July 31, 2020
File No. 333-240270

Dear Ms. Wirth:

Pursuant to your letter dated August 6, 2020, we have been informed that the above referenced registration statement will not be reviewed. Please be advised that SRAX, Inc. is hereby requesting that the above referenced registration statement be declared effective at 4:30 p.m. Eastern Time, on Monday, August 10, 2020, or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Miglino
Christopher Miglino
Chief Executive Officer